May 2, 2014

VIA FEDEX AND EDGAR

Re:	Catalent, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-193542

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan

Christina De Rosa

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Riedler, Mr. Greenspan and Ms. De Rosa:

On behalf of Catalent, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.01 per share, marked to show changes from Amendment No. 2 to the Registration Statement as filed on April 10, 2014. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information, including interim financial information.

In addition, we are providing the following response to your comment letter, dated April 16, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The response and information described below are based upon information provided to us by the Company.

Use of Proceeds, page 32

1.	We note your response to our initial comment 9. However, the disclosure you provided does not appear to provide all of the information we requested. For each delineated obligation towards which you intend to allocate the proceeds from this offering, please provide the specific amounts of the proceeds that you intend to use.

2	May 2, 2014

The Company respectfully advises the Staff that it cannot indicate the specific amount of proceeds to be allocated to each delineated obligation at this time because portions of those obligations, such as the accrued interest on the debt to be repaid, will depend on the timing of the offering. The Company confirms its understanding of the Staff’s requirement and advises the Staff that it will provide in a subsequent filing the allocation of proceeds as soon as that information becomes available and will provide the Staff with sufficient time to review such information before requesting acceleration.

Capitalization, page 34

2.	You reflect your new senior secured credit facility as a pro forma adjustment in your capitalization table yet in footnote 2 to the table you indicate that you cannot assure that the closing of this facility will occur. Please tell us why it is appropriate to include the issuance of this debt facility as a pro forma adjustment. Also, please explain why it is appropriate to include the repayment of your existing debt facilities, to the extent that this repayment at least in part relates to the issuance of your new facility. Reference for us the authoritative literature you rely upon to include these adjustments in your pro forma presentation. In addition, please disclose the terms of the new debt facility when they become available.

In response to the Staff’s comment, the Company has revised page 33 of Amendment No. 3 to remove the statement that it cannot assure that the closing of the facilities will occur. The Company advises the Staff that it has begun the process of seeking commitments from lenders for the new senior secured credit facilities and that the Company expects that the amended and restated credit agreement will be executed prior to the completion of the offering.

While the new credit facilities are not directly attributable to the offering, they will be entered into prior to the offering and, as such, the Company believes it to be customary to show the effect of such a transaction in the As Adjusted column of the Capitalization table on page 35 of Amendment No. 3 so investors can see a depiction of the capital structure that will exist at the time of their investment. We respectfully note for the Staff that in the new credit transaction, the existing $200.3 million revolving credit facility and $1,708.2 million term loan facilities will be replaced by a new $200.0 million revolving credit facility and new term loan facilities of $1,800 million in the aggregate. While substantially similar in amounts, the Company believes the more conservative approach is to present the new, higher credit facilities amounts in the As Adjusted column of the Capitalization table.

The Company advises the Staff that it has disclosed the terms of the new senior secured credit facilities and will continue to update the disclosure regarding the new senior secured credit facilities and the amended and restated credit agreement in future filings of the Registration Statement. The Company will also file the amended and restated credit agreement as an exhibit to a future filing of the Registration Statement.

3	May 2, 2014

Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or Xavier Kowalski at 212-455-3804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP